Contact

www.linkedin.com/in/bill-aboudi-8066224 (LinkedIn)
www.abtruck.com (Company)
www.oaklandmss.com (Company)
www.oakps.com (Company)

Top Skills

Trucking

Truckload

Ports

Languages

Arabic

Bill Aboudi

President at OPS & OMSS

Oakland, California, United States

Experience

OMSS
President
December 2003 - Present (20 years)

The OMSS Center is a planned trucking services facility that will modernize and relocate the existing OMSS facility to a permanent location on a 55-year ground lease of City property at the former Oakland Army Base. The multi-faceted 15-acre facility adjacent to port property will offer the right mix of services to the port drayage trucking fleet to create a services destination. OMSS Center includes auto & truck fueling stations (with biodiesel), a convenience market, restaurant food court, office space, parking, container storage, truck scales, trans-load facility and other services. OMSS Center is a public-private partnership with the City of Oakland that provides the solution for truck parking at the Port of Oakland, the 5th busiest container port in the United States. The truck parking and services facility is to be developed in a designated Port Priority Use area that meets a State of California requirement for trucking services under the Bay Conservation and Development Commission (BCDC). Oakland Maritime Support Services, Inc. owns the development rights to the project, has City Council approval to execute a Lease.

The OMSS Center will be the One-Stop service destination for trucks at the Port of Oakland. The following trucking and logistics services will be provided:
• Truck Parking and Container Storage
• Biodiesel and Electric Truck Charging
• Truck Wash
• Truck Maintenance and Repair
• Tire Sales and Repair
• Certified Truck Scale and Cargo Weighing Stations
• Cargo Trans-loading Service
• Insurance and DMV Services
• 24-hour Secure Yard Facility

The OMSS Center will be a full-service facility built at reasonable cost where comprehensive services are provided in a single location for the trucker's convenience.

Oakland Port Services Corporation
President
October 1996 - Present (27 years 2 months)

Intermodal transport company headquartered in Oakland, California proudly serving both large and small organizations.

Located at 10 Burma Road, close to PAOH Terminal and within 2 miles of all the terminals in Oakland. Our proximity to ports, railroad yards and international airports in the SF Bay Area provides easy access for loading and unloading both imports and exports.

We can handle your distribution needs in both international and domestic markets. Our Northern California distribution area gives us the opportunity to provide superior customer service and loyalty to our clients.

MTBA, Inc
Operations
June 1992 - December 2003 (11 years 7 months)

Issa Corp
Operations Manager
June 1988 - October 1996 (8 years 5 months)

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Education

North Chicago
 · (1980 - 1984)